

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

David Stasse
Chief Financial Officer
Trinseo PLC
440 East Swedesford Road, Suite 301
Wayne, PA 19087

> **Re: Trinseo PLC**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-36473**

Dear David Stasse:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Financial Statements, page F-1

1. Tell us why you have not included the financial statements for Americas Styrenics LLC in this Form 10-K. Please note that, if under Rule 3-09 and Rule 1-02(w) of Regulation S-X your investment in Americas Styrenics LLC was considered significant in any period presented, then you are required to include the financial statements for Americas Styrenics LLC for the same dates, and for the same periods, as your audited consolidated financial statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services